MGIC Investment Corporation
Jeffrey H. Lane
Executive Vice President, General Counsel and Secretary
May 27, 2007
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 First Street, N.E.
Mail Stop 6010
Washington D.C., 20549

Re:	Letter dated May 22, 2008 concerning MGIC Investment Corporation’s
Preliminary Proxy Statement on Schedule 14A Filed May 16, 2008
File No. 1-10816
Dear Mr. Riedler:
We respectfully submit the following in response to the Staff’s May 22, 2008 letter commenting on our Preliminary Proxy Statement on Schedule 14A Filed May 16, 2008. For ease of reference, we have reproduced the text of the comment in bold-faced type below, followed by our response. Page number references herein refer to the Preliminary Proxy Statement. Underlined text reflects additions to the disclosure in Preliminary Proxy Statement as filed. Other editorial changes that will be made to the definitive proxy statement have not been included because we do not believe that they are the type of material changes that require submission to the Securities and Exchange Commission.
Schedule 14A
Item 1. Approval of the Issuance of More than 19.9% of Our Common Stock on Converson of Convertible Debentures, page 5
1.	Please revise your disclosure to include a brief discussion setting forth the reasons for the private debenture issuances; the use of proceeds from the issuances; and the dilutive effect of issuing common stock upon conversion of the debentures. With regard to your discussion of the dilutive effect, please include an illustrative example of the dilutive effect.
MGIC Plaza, P.O. Box 488, Milwaukee, Wisconsin 53201, (414) 347-2441
WATS (800) 558-9900

Mr. Jeffrey Riedler
May 27, 2008

Response: We propose modifying the Preliminary Proxy Statement as follows:
Item 1 — Approval of the Issuance of More Than 19.99% of our Common Stock on Conversion of Convertible Debentures
Background
     Through our wholly owned subsidiary Mortgage Guaranty Insurance Corporation, which we refer to as MGIC, we are the leading provider of private mortgage insurance in the United States. During 2007, we experienced adverse loss development in MGIC’s insurance in force and significant incurred losses. In 2007, compared to 2006, our incurred losses increased to $2.365 billion from $614 million, and we had a net loss of $1.670 billion compared to net earnings of $565 million.
     As indicated by MGIC’s financial strength ratings, we believe we have more than adequate resources to pay claims on our insurance in force. However, we did not believe that we could participate fully in the mortgage insurance opportunities that we saw for 2008 and subsequent years if we did not raise capital in 2008 to support MGIC’s operations. Our board of directors considered various capital-raising alternatives and decided that we should raise additional capital through a simultaneous public offering of Common Stock and a private placement of junior subordinated debentures convertible into Common Stock.
     On March 28, 2008, we sold 42,933,333 shares of Common Stock in a public offering and sold ~~issued~~ $365 million principal amount of junior subordinated convertible debentures in a private placement. On April 8, 2008, we sold ~~issued~~ an additional $25 million principal amount of those junior subordinated convertible debentures in a second private placement. We received about $840 million in net proceeds from these sales after underwriting discounts but before deducting other offering expenses. We are using the net proceeds to increase the capital of ~~our~~ MGIC ~~subsidiary~~ and for our general corporate purposes.
     Our Common Stock is listed on the New York Stock Exchange, or NYSE. One of the NYSE’s rules limits the number of shares of our Common Stock that the convertible debentures may be converted into to less than 20% of the number of shares outstanding immediately before the issuance of the convertible debentures. We closed the sale of the Common Stock immediately before the sale of the convertible debentures so we can count the Common Stock we sold as outstanding for purposes of computing this NYSE limit. The convertible debentures are initially convertible into approximately 23.1% of our Common Stock outstanding after the Common Stock sale, or 3,911,504 shares above the NYSE limit. We refer to the number of shares above the limit as the excess shares. The number of excess shares~~, as they~~ may change from the specific number given above~~time to time~~ due to antidilution adjustments in the convertible debentures~~, to the conversion price, as the excess shares~~. The terms of the convertible debentures provide that we may not issue the excess shares on conversion but must deliver cash in an amount equal to their market value. There is an exception to the NYSE limit if our shareholders approve the issuance of the excess shares and we are asking shareholders to do so.

Mr. Jeffrey Riedler
May 27, 2008

     As described under “Summary of the Material Terms of the Convertible Debentures — Optional cash settlement”, we have the option of either issuing shares of our Common Stock or making a cash payment upon conversion of the convertible debentures after April 6, 2013. The NYSE limit reduces our flexibility with respect to a portion of the convertible debentures because it eliminates our ability to issue shares of our Common Stock upon conversion of the $52.8 million principal amount of convertible debentures corresponding to the excess shares. We do not control when the convertible debentures are converted by their holders. As a result, the requirement that we make a cash payment on conversion may require us to use capital resources that we would prefer to retain for use in our business, or to seek to raise capital that may be available only on unfavorable terms or that may not be available at all. Shareholder approval of the issuance of the excess shares would allow us to choose whether to issue shares or pay cash upon the conversion of the convertible debentures above the NYSE limit. If we choose to issue the excess shares, the equity and voting interests of our shareholders will be diluted. An illustration of the dilutive impact of the issuance of the excess shares is included below.
     In addition, shareholder approval will eliminate future changes in the value of the derivative relating to the excess shares described below from affecting our statement of operations. Under US generally accepted accounting principals, or GAAP, upon issuance of the convertible debentures, we determined the value of having an option to purchase the excess shares at the initial conversion price ($13.50 per share). GAAP requires us to record the value of this option separately on the balance sheet as a derivative. Each time we prepare financial statements, we determine the value of this derivative at the end of the financial statement period. Changes in the derivative’s value are reported in earnings. In general, as our stock price increases, the value of the derivative will increase and as our stock price decreases, the value of the derivative will decline. If the value of the derivative has increased compared to the value last recorded in our financial statements, the amount of the change will have the effect of reducing our net income or increasing our net loss. If the value of the derivative has decreased, the amount of the change will have the effect of increasing our net income or decreasing our net loss. At April 30, 2008, the value of the derivative was $20.4 million, an increase of $3.4 million from its value upon issuance of the convertible debentures. If shareholders approve issuance of the excess shares, effective at the date of such approval, the value of the derivative will be re-classified to shareholders’ equity. Subsequent changes in fair value of the derivative would not be recognized within our statement of operations or within shareholders’ equity as long as the convertible debentures remain~~s~~ classified as equity.

Mr. Jeffrey Riedler
May 27, 2008

     The following table illustrates the (i) dilution of the voting power and equity interests and (ii) number of additional shares of Common Stock that would be outstanding on conversion of the convertible debentures without shareholder approval of this Item 1 and with shareholder approval:

Outstanding
Shares
(# or %)

Without shareholder approval of Item 1 — conversion of $337.2 million principal amount of convertible debentures into Common Stock and payment of cash on conversion of remaining $52.8 million principal amount of convertible debentures	150,041,449

With shareholder approval of Item 1 — conversion of $390.0 million principal amount of convertible debentures into Common Stock	153,952,953

Additional shares outstanding on conversion with shareholder approval of Item 1:
Number of shares	3,911,504

As a percent of shares outstanding without shareholder approval (i.e., dilution to the voting and equity interests)	2.6%
This table is based on the number of shares of Common Stock outstanding on May 8, the record date for the Special Meeting, and assumes there are no anti-dilution adjustments to the initial conversion price of the convertible debentures.
Summary of Material Terms of the Convertible Debentures
     A summary of the material terms of the convertible debentures is in the chart below. We believe the summary is accurate in all material respects. Shareholders who want to review the complete details can examine the actual terms of the convertible debentures, which are in Exhibit 4.6 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC.
* * * *

Mr. Jeffrey Riedler
May 27, 2008

~~Adjustment to conversion rate upon a change of control~~Alternative conversion right upon a fundamental change:	Upon the occurrence of a fundamental change, if the current conversion rate multiplied by the price of our stock at time of the fundamental change is less than $1,000, holders will have the option to convert their debentures at an adjusted the conversion rate is increased to equal to the lesser of 250 shares, and $1,000 divided by the current market price of the Common Stock. A fundamental change is a change in control described below or if our Common Stock is no longer listed on a US stock exchange. A change of control would occur, for example, if a person or group of acquired at least 50% of the voting power of our stock entitled to vote for directors, if we merge (excluding certain mergers in which the consideration is stock traded on a US stock exchange and the convertible debentures are convertible into that stock) or in the case of certain changes in the composition of our Board of Directors. A change of control would not occur in certain mergers, including certain mergers in which the consideration is stock traded on a US stock exchange and the convertible debentures are convertible into that stock.
* * * *
     YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE AUTHORIZATION OF THE ISSUANCE OF THE EXCESS SHARES ON CONVERSION OF THE CONVERTIBLE DEBENTURES. PROXIES WILL BE VOTED FOR APPROVAL UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.
* * * *
As requested in the comment letter, we hereby acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,
/s/ Jeffrey H. Lane
Jeffrey H. Lane

cc:	Patrick G. Quick, Foley & Lardner LLP